UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____3____)*

FNBH BANCORP INC – FNHM

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

302528104

(CUSIP Number)

Stanley B. Dickson, Jr. 1380 East Jefferson Ave., Detroit, Michigan 48207 (313-259-6900)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 11, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302528104	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Moross Limited Partnership 38-3326454
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 302528104	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

This Amended Statement on Schedule 13D (this "Amended Statement") relates to the common stock, no par value (the "Common Stock"), of FNBH Bancorp, Inc., a Michigan corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 101 E. Grand River Avenue, Howell, Michigan 48844.

Moross Limited Partnership (the "Reporting Person") is a Michigan limited partnership. Its general partner is Pacesetter Management, Inc., a Michigan corporation ("Pacesetter"), and its limited partner is Windmill Trust.

Item 2.  Identity and Background.

a)	The name of the person filing this Amended Statement is Moross Limited Partnership. Pacesetter is the general partner of the Reporting Person. The President of Pacesetter is Stanley B. Dickson, Jr. ("Mr. Dickson").
b)	The business address of the Reporting Person is 15621 Windmill Pointe Dr., Grosse Pointe Park, Michigan 48236. The business address of Pacesetter is 15621 Windmill Pointe Dr., Grosse Pointe Park, Michigan 48236. The business address of Mr. Dickson is 1380 East Jefferson Ave. Detroit, Michigan 48207.
c)	Not applicable as to the Reporting Person and Pacesetter. Mr. Dickson's principal occupation is Attorney and Certified Public Accountant. Mr. Dickson's principal place of business is 1380 East Jefferson Ave. Detroit, Michigan 48207.
d)	During the past five years, neither the Reporting Person, Pacesetter, nor Mr. Dickson has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
e)	During the past five years, neither the Reporting Person, Pacesetter, nor Mr. Dickson has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
f)	Mr. Dickson is a citizen of the United States.

Item 3.  Source or Amount of Funds or Other Consideration.

Not applicable.

Item 4.  Purpose of Transaction.

On December 11, 2013, the Reporting Person sold its entire interest in the Issuer (comprised of 51,743 shares of Common Stock) to Mr. Dickson for an aggregate purchase price of $36,220. The Reporting Person no longer owns any securities issued by the Issuer.

CUSIP No. 302528104	13D	Page 4 of 4 Pages

Item 5.  Interest in Securities of the Issuer.

a)	As of December 11, 2013, the Reporting Person no longer owns any securities issued by the Issuer.
b)	Not applicable.
c)	As of December 11, 2013, the Reporting Person sold all of its Common Stock to Mr. Dickson.
d)	Not applicable.
e)	As of December 11, 2013, the Reporting Person ceased to be the beneficial owner of more than 5% of the outstanding Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this amended statement is true, complete and correct.

Dated: December 19, 2013

MOROSS LIMITED PARTNERSHIP

Pacesetter Management, Inc., a Michigan corporation

By:	/s/ Stanley B. Dickson, Jr.
Name: Stanley B. Dickson, Jr., President Its: General Partner